                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           BREED TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   106702103
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             Johnnie Cordell Breed
                         c/o Breed Technologies, Inc.
                          5300 Allen K. Breed Highway
                            Lakeland, Florida 33807
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   March 24, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 106702103                                          Page 2 of 8 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      J. Breed Ltd.
      88-0404599
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      J. Breed Ltd. is organized as a Nevada limited partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,955,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,955,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      16,955,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                              Page 2 of 8 Pages

                                 SCHEDULE 13D
CUSIP NO. 106702103                                          Page 3 of 8 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Johnnie Cordell Breed
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,955,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             109,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,955,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          109,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,064,700
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                               Page 3 of 8 Pages

                                 SCHEDULE 13D
CUSIP NO. 106702103                                          Page 4 of 8 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Johnnie Breed, Inc.
      88-0404600
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Johnnie Breed, Inc., is a Nevada corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,955,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,955,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      16,955,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                              Page 4 of 8 Pages

Item 1.  Security and Issuer.

     This Schedule relates to shares of common stock, $0.01 par value per share ("Common Stock"), of BREED Technologies, Inc., a Delaware corporation ("Issuer"), whose principal executive offices are located at 5300 Allen K. Breed Highway, Lakeland, Florida 33807. (This Amendment No. 2 to Schedule 13D, together with Amendment No. 1 and the Initial Schedule 13D filed on April 20, 2000 and December 31, 1996, respectively, are referred herein, collectively, as the "Schedule 13D").

Item 4.  Purpose of Transaction

     The securities covered by this Schedule 13D were originally held by the founder of the Issuer, Allen K. Breed, and transferred to the reporting persons in connection with various estate planning transactions entered into prior to, and subsequent to, the death of Mr. Breed.

     On September 20, 1999, the Issuer and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking to reorganize the Issuer under Chapter 11 of the Bankruptcy Code.

     The Board of Directors of the Issuer, with the permission of the Bankruptcy Court, retained the investment banking firm of Wasserstein Perella & Co. to evaluate the alternatives available to the Issuer and to advise them in developing a reorganization plan or evaluate other options available to the Issuer to emerge from its Chapter 11 bankruptcy case, including the potential sale of the Issuer or substantially all of its assets to a third party.

     In connection with the foregoing, an investor group, which includes Johnnie Cordell Breed, the Issuer's current Chairman of the Board and CEO, submitted a proposal to the Board of Directors of the Issuer on March 24, 2000 offering to purchase substantially all of the assets of the Issuer through a corporation to be formed. The proposal was subsequently withdrawn, however, the investor group remains interested in pursuing an acquisition of the Issuer. Acceptance of any proposed transaction is subject to the approval of the Board of Directors of the Issuer and the Bankruptcy Court.

                               Page 5 of 8 pages

     Other than as described above, the reporting persons have no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

(a)(i) The JB Partnership is the beneficial owner of 16,955,500 shares of Common Stock, representing approximately 46.0% of the outstanding Common Stock of the Issuer (the "Partnership Shares").

  (ii) Johnnie Breed, Inc., as the sole general partner of JB Partnership, may be deemed to be the beneficial owner of the Partnership Shares.


                               Page 6 of 8 Pages

  (iii) Johnnie Cordell Breed is the beneficial owner of 17,064,700 shares of Common Stock, representing approximately 46.3% of the outstanding Common Stock of the Issuer, as follows:

             Sole officer, director and shareholder
               of Johnnie Breed, Inc. ....................    16,955,500

             Trustee of Trust ("Trust Shares")............       109,200
                                                              ----------

             Total Shares Beneficially Owned..............    17,064,700
                                                              ==========

(b) The JB Partnership, Johnnie Breed, Inc., and Johnnie Cordell Breed have the sole voting and dispositive power over the Partnership Shares, and Johnnie Cordell Breed also shares voting and dispositive powers over the Trust Shares.

(c) The filing persons have not effected any transactions in the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

                               Page 7 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 20, 2000                    J. BREED, LTD.

                                        By:  Johnnie Breed, Inc.
                                             its General Partner


                                        /s/ Johnnie Cordell Breed
                                        ------------------------------------
                                        Johnnie Cordell Breed,
                                        Sole Director and Executive Officer


Dated: July 20, 2000                    JOHNNIE BREED, INC.


                                        /s/ Johnnie Cordell Breed
                                        ------------------------------------
                                        Johnnie Cordell Breed,
                                        Sole Director and Executive Officer


Dated: July 20, 2000                    /s/ Johnnie Cordell Breed
                                        ------------------------------------
                                        Johnnie Cordell Breed (Individually)

                               Page 8 of 8 Pages